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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 3)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

LAUREATE EDUCATION, INC.
(Name of Subject Company)

LAUREATE EDUCATION, INC.
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

Robert W. Zentz, Esq.
Senior Vice President and General Counsel
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R.W. Smith, Jr., Esq. Jason C. Harmon, Esq. DLA Piper US LLP 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000	Robert B. Robbins, Esq. Thomas J. Plotz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W. Washington, D.C. 20037 (202) 663-8000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 3 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 8, 2007 with the Securities and Exchange Commission (the "SEC") by Laureate Education, Inc., a Maryland corporation ("Laureate"), as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 27, 2007 with the SEC by Laureate and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 9, 2007 with the SEC by Laureate (as amended, the "Schedule 14D-9"), relating to the offer by L Curve Sub Inc. ("L Curve") and M Curve Sub Inc. ("M Curve"), each a Maryland corporation (each a "Purchaser", and together, the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), to purchase at a price of $62.00 net per share in cash (subject to applicable withholding tax) without interest, all outstanding shares of common stock, par value $0.01 per share, of Laureate (the "Shares"), on the terms and subject to the conditions specified in the offer to purchase dated June 8, 2007, as amended by Amendment No. 1 to the Schedule TO of the Purchasers and the other parties thereto filed with the SEC on June 12, 2007, Amendment No. 2 to the Schedule TO of the Purchasers and the other parties thereto filed with the SEC on June 26, 2007, Amendment No. 3 to the Schedule TO of the Purchasers and the other parties thereto filed with the SEC on June 28, 2007, Amendment No. 4 to the Schedule TO of the Purchasers and the other parties thereto filed with the SEC on July 9, 2007 and Amendment No. 5 to the Schedule TO of the Purchasers and the other parties thereto filed with the SEC on July 19, 2007 (as amended, the "Offer to Purchase") and related letter of transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

        Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

  Other Material Information.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

        At 5:00 p.m., New York City time, on Wednesday, July 18, 2007, the subsequent offering period expired. Based on preliminary information from American Stock Transfer & Trust Company, the depositary for the Offer, stockholders of the Company had tendered 15,858,125 shares of the Company's common stock (including shares tendered pursuant to the guaranteed delivery procedures) during the subsequent offering period. Combined with the shares of the Company's common stock tendered during the initial offering period, a total of 46,524,370 shares of the Company's common stock were tendered pursuant to the Offer, which represents approximately 89% of the currently outstanding shares.

        The Company understands that the Purchasers intend to exercise the Top-Up Option granted pursuant to the Merger Agreement pursuant to which the Company has agreed to issue newly issued shares of the Company's common stock to L Curve or its assignee in an amount sufficient to achieve 90% ownership and permit the completion of a "short-form" merger under applicable Maryland law, without a vote of the stockholders of the Company. Accordingly, Purchasers are expected to acquire the remaining shares of the Company's common stock in a "short-form" merger in which all remaining stockholders of the Company who did not tender their shares in the Offer will receive the same $62.00 per share in cash paid in the Offer.

        The full text of the press release announcing the expiration of the subsequent offering period and the completion of the Offer is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Item 9. Exhibits

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(5)(J)	Press Release announcing the expiration of the subsequent offering period and completion of the Offer, dated July 19, 2007 (incorporated by reference to Exhibit (a)(5)(F) of the Schedule TO).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ROBERT W. ZENTZ (Signature)
Robert W. Zentz, Senior Vice President and General Counsel (Name and title)
July 19, 2007 (Date)

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SIGNATURE